Filed by: Gold Royalty Corp. Commission File Number: 001-40099 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Elemental Royalties Corp.

Gold Royalty Announces Intention to Acquire Elemental Royalties Corp.

Vancouver, British Columbia – December 20, 2021 – Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty” or the “Company”) announces its intention to pursue an offer to acquire all of the outstanding common shares (the “Elemental Shares”) of Elemental Royalties Corp. (TSX-V: ELE) (“Elemental”) for consideration consisting of 0.27 common shares of Gold Royalty (the “Gold Royalty Shares”) in exchange for each Elemental Share (the “Offer”).

The Offer values Elemental at C$1.78 per share and represents a premium of 37% to Elemental shareholders based upon the closing prices of the Elemental Shares on the TSX Venture Exchange and the Gold Royalty Shares on the NYSE American on December 17, 2021, being the trading day immediately prior to this announcement. The Offer implies a total equity value for Elemental of approximately C$130 million on a fully diluted, in-the-money basis, and Elemental shareholders are expected to own approximately 12% of the combined entity upon completion of the transaction.

Financial and Strategic Benefits of the Offer

Gold Royalty believes that the significant benefits of the transaction include, among other things:

●	Significant Upfront Premium to Elemental Shareholders. The Offer represents a 37% premium to Elemental shareholders based on the closing prices of each company’s shares on December 17, 2021. The Offer implies consideration of C$1.78 per share, which exceeds Elemental’s 2021 peak share price. Additionally, Gold Royalty has completed three acquisitions in 2021, and in each case the implied premium paid is higher today than at the time of the transaction announcements due to the strong performance of the Gold Royalty Shares, which could further enhance the ultimate premium realized by Elemental shareholders.

●	The Combination of Gold Royalty and Elemental will Create a Sector-Leading Portfolio of 200 Strategic Royalties. The combined entity will have a balanced portfolio of cash flowing, development and exploration assets owned by premier operating partners and located in Tier 1 mining jurisdictions. This provides Elemental shareholders with ownership in a larger, more diversified, higher quality portfolio of royalty assets anchored by cornerstone royalties on Canadian Malartic (Quebec, Canada), Fenelon (Quebec, Canada), and Karlawinda (Australia). In addition, the portfolio’s peer-leading growth profile will be driven by a deep development and exploration pipeline, including Gold Royalty’s interest in Ren (Nevada, USA), Gold Royalty’s royalty generator model and future acquisitions.

●	Enhanced Trading Liquidity. Gold Royalty has averaged US$3.2 million of daily trading liquidity over the past six months, as compared to US$60 thousand for Elemental. A combination with Gold Royalty is expected to allow Elemental shareholders to realize an immediate premium in a more liquid vehicle.

●	Strong Balance Sheet and Access to Capital. Gold Royalty currently has approximately US$30 million in cash and marketable securities and no debt. With an oversubscribed US$90 million initial public offering in March 2021, Gold Royalty has demonstrated the ability to access capital markets at an attractive cost of capital, providing the combined company with the critical mass to drive continued growth through acquisition.

●	Management Track Record of Maximizing Shareholder Value. Gold Royalty has a management team with deep mining and capital markets expertise and a solid track record and proven experience in the royalty and broader mining industry. The Gold Royalty management team has demonstrated its ability, through its recent acquisitions of Ely Gold Royalties Inc., Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd., to successfully execute transformative acquisitions in an increasingly competitive market.

●	Clear Path to Re- rate Through Increased Scale, Asset Quality and Precious Metals Focus. In combination with Elemental, Gold Royalty will be strategically positioned as the preeminent intermediate gold royalty company. In addition to the upfront premium, Elemental shareholders may benefit from a potential valuation re-rating as a result of the combined company’s increased scale, portfolio diversification, trading liquidity, index inclusion within the GDXJ, and the potential for future growth through acquisition.

David Garofalo, Chairman, President and CEO of Gold Royalty, commented: “We believe the proposed transaction represents a compelling opportunity for both companies. With 200 royalties, covering all stages of development and production, a strong balance sheet, enhanced market visibility and critical mass, the combined company will be well-positioned for continued growth in today’s increasingly competitive royalty landscape. Accordingly, we believe that this transaction is in the best interests of the shareholders of both Elemental and Gold Royalty, which is why we intend to take the Offer directly to Elemental shareholders.”

The Proposed Offer

Full details of the Offer will be included in a take-over bid circular and letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”) to be filed with applicable Canadian securities regulatory authorities and mailed to Elemental shareholders. Gold Royalty will request a list of shareholders from Elemental and expects to commence and mail the Offer Documents as soon as reasonably practical upon receipt of this list. The Offer will be open for acceptance for 105 days following commencement thereof.

The Offer will be subject to certain customary conditions of completion, including, among others: there having been validly deposited under the Offer, and not withdrawn, that number of Elemental Shares representing more than 50% of the outstanding Elemental Shares, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised, by Gold Royalty or by any person acting jointly or in concert with Gold Royalty; there having been validly deposited under the Offer and not withdrawn that number of Elemental Shares representing at least 66 2/3% of the outstanding Elemental Shares (calculated on a fully diluted basis), excluding Elemental Shares held by Gold Royalty; receipt of all necessary regulatory approvals; customary approval of the NYSE American in relation to the issuance and listing of the additional Gold Royalty Shares under the Offer; and the absence of material changes to the business of Elemental.

Background to the Offer

Gold Royalty initially submitted a premium acquisition proposal to Elemental on October 21, 2021, with the objective of working collaboratively with Elemental to negotiate a mutually-beneficial, board-supported transaction. Gold Royalty submitted a further proposal to Elemental on December 15, 2021 and has attempted on several occasions to engage in discussions with Elemental and its board of directors. In the absence of any constructive engagement from Elemental in response to Gold Royalty’s bona fide, premium proposals, Gold Royalty now intends to take its Offer directly to Elemental shareholders. The proposed Offer is based exclusively on publicly available information.

Advisors

Gold Royalty has engaged CIBC World Markets Inc. to act as its financial advisor in connection with the Offer and has engaged Sangra Moller LLP to act as its legal advisor in Canada and Haynes & Boone LLP to act as its legal advisor in the United States.

Laurel Hill Advisory Group has been engaged by Gold Royalty to act as its information agent and strategic communications advisor in connection with the Offer.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact

Gold Royalty Corp.

David Garofalo, Chairman, President and CEO

Telephone: (833) 396-3066

Email: info@goldroyalty.com

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire Elemental securities and to issue securities of Gold Royalty will be made solely by, and subject to the terms and conditions set out in the Offer Documents.

Notice to U.S. Elemental Shareholders

Gold Royalty intends to make the offer and sale of the Gold Royalty Shares in the Offer subject to a registration statement of Gold Royalty covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale, including a prospectus relating to the Offer. INVESTORS AND SHAREHOLDERS OF ELEMENTAL ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding Gold Royalty or such transaction involving the issuance of the Gold Royalty Shares at the SEC’s website (www.sec.gov) under Gold Royalty’s issuer profile, or on request without charge from Gold Royalty, at 1830-1030 West Georgia Street, Vancouver, B.C. V6E 2Y3 or by telephone at 1 (833) 396-3066.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and take-over bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards, and they may not be directly comparable to financial statements of United States companies.

Shareholders of Elemental should be aware that owning Gold Royalty Shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and take-over bid circular may not describe these tax consequences fully. Elemental shareholders should read any tax discussion in the offer to purchase and take-over bid circular, and holders of Elemental Shares are urged to consult their tax advisors.

An Elemental shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Gold Royalty is incorporated in Canada, some or all of Gold Royalty’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and a substantial portion of Gold Royalty’s assets and of the assets of such persons are located outside the United States. Elemental shareholders in the United States may not be able to sue Gold Royalty or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE GOLD ROYALTY SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Elemental shareholders should be aware that, during the period of the Offer, Gold Royalty or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

Cautionary Statement on Forward-Looking Information

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, including but not limited to statements relating to: the proposed terms and conditions of the Offer, including the satisfaction of the conditions thereunder; the anticipated mailing of Offer Documents and the anticipated timing, benefits and effects of the completion of the Offer and expectations regarding the combined portfolios of the companies and its future cash flow generation, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to obtain necessary approvals, including any stock exchange approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; and any inability of the parties to carry out growth plans. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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